FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Shea Richard M.	2. Issuer Name and Ticker or Trading Symbol Anthracite Capital, Inc. (AHR)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                                       10% Owner
X Officer (give title below)      X Other (specify below)

Chief Operating Officer and Chief Financial Officer,Treasurer

(Last) (First) (Middle) 40 East 52nd Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 3/10/2003
(Street) New York, NY 10022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Shares of Common Stock	3/10/03		P		175	A	$11.50	32,625	(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Explanation of Responses: (1) Includes 175 shares held in a discretionary account owned by a family member and 32,450 shares owned directly by the reporting person.
By: /s/ Bartholomew Battista Bartholomew Battista **Signature of Reporting Person	3/10/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

The undersigned, being a person required to file a statement under
Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act")
with respect to Anthracite, Inc., hereby authorizes, designates and appoints Robert P. Connolly, Daniel R. Waltcher, Bartholomew A. Battista,
and Salvatore Rappa, and each of them, to act severally as attorneys
-in-fact to execute and file statements on Form 4 and Form 5 and any successor forms adopted by the Securities Exchange Commission, as required by the 1934 Act and the Investment Company Act of 1940 and
the rules thereunder, and to take such other actions as such attorneys-
in-fact may deem necessary or appropriate in connection with such statements, hereby confirming and ratifying all actions that such attorneys-in-fact have taken or may take in reliance hereon.  This power of attorney shall continue in effect until the undersigned no longer has an obligation to file statements under the section cited above, or until specifically terminated in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has duly executed this power of attorney on the 10th day of March, 2003.

By: /s/ Richard Shea
Name (Please Print): Richard Shea